Exhibit 99.3

TITAN MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

TITAN MINING CORPORATION

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Titan Mining Corporation (“Titan”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement our audited consolidated financial statements for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS”)..

Additional information regarding Titan, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular, which are available on the Company’s website at www.titanminingcorp.com and under the Company’s profile on the SEDAR+ website at www.sedarplus.com.

This MD&A is dated March 21, 2024. All dollar amounts reported herein are in US dollars unless otherwise indicated.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

OUR BUSINESS

Titan is a natural resource company engaged in the acquisition, exploration, development and production of mineral properties. Our corporate office is in Vancouver, British Columbia, and our shares are listed on the Toronto Stock Exchange under the symbol “TI”.

The Company’s principal asset is a group of 100%-owned, high-grade zinc mines located in the Balmat–Edwards mining district in northern New York State, near Gouverneur and 35 miles south of the Port of Ogdensburg and include the Empire State Mine’s #2, #3, #4, Hyatt, Pierrepont and Edwards mines (collectively the “Empire State Mine” or “ESM”) Titan declared commercial production at ESM on January 1, 2020. The Company also continues to maintain its unpatented mining claims in New Mexico, USA.

STRATEGY AND OUTLOOK

Titan’s mission is to deliver extraordinary shareholder value through exploration, development and operational excellence.

Titan believes that the district surrounding ESM remains underexplored despite the long operating history of the district. The Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM. ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth. Other historic mines and new targets within the district will be a focus for Titan’s exploration team.

Mining and milling activities at ESM continued to increase during the past year with a record 61.0 million payable pounds of zinc produced. ESM continues to review ways to increase operating efficiencies, particularly by adding incremental ore feed from other historically mined zones outside of the current #4 mine.

The Company will also be advancing the exploration of the Kilbourne (graphite) exploration program. Drilling under the Phase 1 program with a budgeted 14,000 ft (4,267 m) of drilling, of which a total of 5,200 ft (1,585 m) has been completed. The initial goal of 12,000 ft (3,658 m) of drilling for the Phase 1 program was expanded due to initial promising results. Results of surface drilling and trenching have identified a representative bulk sample that was collected in January and sent to the RDI laboratory in Wheat Ridge Colorado for metallurgical testing and concentrate production. The Kilbourne Graphite Target has near surface potential with a substantial portion of the targeted resource on fully permitted land.

In addition, the Company continues to examine various financing options to bolster the Company’s treasury.

FINANCIAL AND OPERATIONAL SUMMARY

	Three months ended December 31,			Year ended December 31,
Financial Performance	2023	2022	Change	2023	2022	Change
Net loss before tax	$6,959	$4,014	$2,945	$10,196	$870	$9,326
Operating cash inflow (outflow) before changes in non-cash working capital	$(1,363)	$2,315	$(3,678)	$6,085	$15,055	$(8,970)

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Financial Condition	December 31, 2023	December 31, 2022
Cash and cash equivalents	$5,031	$6,720
Working capital	$(23,512)	$7,289
Total assets	$52,762	$65,999
Equity	$(2,270)	$10,513

	Three months ended December 31,			Year ended December 31,
Operating Data	2023	2022	Change	2023	2022	Change
Payable zinc produced (mlbs)	13.9	14.4	(0.5)	61.0	52.5	8.5
Payable zinc sold (mlbs)	13.9	13.0	0.9	62.0	51.1	10.9
Average provisional zinc price (per lb)	$1.13	$1.36	$(0.23)	$1.19	$1.55	$(0.36)

HIGHLIGHTS

Significant events and operating highlights for the third quarter ended December 31, 2023 and up to the date of this MD&A include the following:

●	Safest year of operations on record at the Empire State Mine since re-opening, with an injury frequency rate of 0.7, 70% lower than the national average.

●	Produced 13.9 million pounds of payable zinc in the fourth quarter of 2023 and a record 61 million payable pounds of zinc in 2023, a 16% increase over the prior year.

●	Announced the discovery of the Kilbourne graphite trend, an extensively drill tested graphite-bearing trend located on permitted lands.

o	Drilling began in December 2023 with eight holes totaling 2,074 ft completed to date with an additional 10,000 ft scheduled for 2024.

o	An initial bulk sample was identified and collected in January 2024

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

		2023
		FY (1)	Q4	Q3	Q2	Q1
Production
Ore mined	tons	444,588	108,962	108,210	112,528	114,888
Ore milled	tons	445,803	109,258	110,202	112,082	114,261
Feed grade	zn%	8.4	7.8	10.1	8.1	7.4
Recovery	%	96.3	96.2	96.3	96.3	96.1
Payable zinc	mlbs	61.0	13.9	18.3	15.0	13.8
Concentrate grade	zn%	59.6	59.2	60.3	59.8	59
Zinc concentrate produced	tons	60,123	13,756	17,855	14,727	13,785
Sales
Payable zinc	mlbs	62.0	13.9	18.3	15.0	14.8
Average provisional zinc price	$/lb	$1.19	$1.13	$1.10	$1.15	$1.42
C1 cash cost per payable zinc pound sold (2)	$/Ib	$1.05	$1.16	$0.84	$1.05	$1.23
Sustaining capital expenditures (2)	$/lb	$0.03	$0.01	$0.02	$0.07	$0.03
AISC(2)	$/lb	$1.08	$1.17	$ 0 .86	$1.12	$1.26

		2022
		FY (1)	Q4	Q3	Q2	Q1
Production
Ore mined	tons	419,104	111,213	107,437	111,758	88,696
Ore milled	tons	425,022	112,751	109,587	110,416	92,268
Feed grade	zn%	7.5	7.9	6.5	9.1	6.7
Recovery	%	96.4	96.2	96.3	96.5	96.3
Payable zinc	mlbs	52.5	14.4	11.6	16.5	10.1
Concentrate grade	zn%	58.8	58.2	58	60.4	58.2
Zinc concentrate produced	tons	52,547	14,573	11,744	16,040	10,191
Sales
Payable zinc	mlbs	51.1	13.0	12.6	15.0	10.4
Average provisional zinc price	$/lb	$1.55	$1.36	$1.49	$1.74	$1.57
C1 cash cost per payable zinc pound sold (2)	$/Ib	$1.11	$1.06	$1.26	$0.93	$1.25
Sustaining capital expenditures (2)		$0.05	$0.02	$0.02	0.01	0.17
AISC(2)	$/lb	$1.16	$1.08	$1.28	$0.94	$1.42

(1)	The full-year figure may not equal the sum of the quarters due to rounding.
(2)	C1 cash cost, Sustaining Capital Expenditures, and All-In Sustaining Cost (“AISC”) are non-GAAP measures. These terms are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See Non-GAAP Performance Measures below for additional information.

OPERATIONS REVIEW

Mining efforts in 2023 focused on the Mahler, New Fold, and Mud Pond zones. Mining activities have been suspended in the N2D zone since the second quarter in response to lower zinc prices. Deepening of the lower Mahler ramp system provided access to high-grade ore in the Lower Mahler mining zone that supported strong grades and record metal production. It is expected that ore from this zone will continue to support head grade at planned levels in the coming year. Mining is expected to continue in the same zones in 2024.

Work on projects, including the Turnpike project, has been limited since Q2 to preserve cash in response to lower zinc prices. Major projects completed include the counter-weight rail replacement for the service cage and purchase of a telehandler for underground material movement.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

EXPLORATION UPDATE

Empire State Mine

Historic Data

The review, compilation, digitization, and modelling of historic data collected over approximately 100 years by the previous operators of ESM continues to contribute to the exploration success at ESM, with several near-mine mineralized zones identified, including the N2D zone and Turnpike.

Titan’s exploration team has continued to generate additional near-mine and district targets using historic soil, stream sediment, drilling, and geophysical data. These historic data sets are also being utilized to identify additional near-surface mineralization in the vicinity of the other historic mining areas (Hyatt, Pierrepont, Edwards, and Rossie-Macomb), which are being prioritized for drill testing in 2024. The team continues to research and consolidate mineral rights interests in high priority target areas. Surface sampling and mapping is scheduled to continue in these priority areas in 2024.

In addition to zinc and base metal occurrences the company has identified multiple areas with historic documentation of graphite bearing lithologies in St. Lawrence County. This review has helped identify graphite targets within ESMs mineral rights, including the Kilbourne target within the stratigraphic sequence which hosts the ESM ore bodies.

2023 Drill Programs

Underground:

Drill programs in 2023 targeted Lower Mahler, N2D, New Fold, and Fowler. Underground drilling totalled 58 drillholes and 29,937 ft. Of these eight were completed in the fourth quarter of 2023, totalling 5,884 ft. Drilling will continue to target New Fold and Lower Mahler in the first quarter of 2024. All underground drilling was completed with Company-owned underground drills by Company employees. Of the total drilling, five holes were completed targeting the down dip extensions of Lower Mahler, and the area between Lower Mahler and New Fold. A total of 7,984 ft was drilled, with mineralization intercepted 600 ft down dip from the current active faces of Lower Mahler.

Surface:

Surface drilling in 2023 focussed on the exploration and further delineation of the Turnpike project (formerly identified as Sphaleros). A total of 25 holes totalling 10,717 ft were drilled in the first and second quarters of 2023.

Two holes were drilled testing the 24 Crescent target, a district target within close proximity to existing Empire State Mine infrastructure. Drilling totalled 2,023 ft.

Surface Exploration

Follow up sampling and prospecting of soil anomalies from the 2022 surface program took place in the third quarter of 2023. A total of 13 samples were collected, with a high value of zinc returned from Moss Ridge. Through collaboration with Juniata College of Pennsylvania 132 water samples were collected and analysed for multielement concentration, and zinc and copper isotope ratios. Results from this program are under review and will be used for future hydrogeochemical and geochemical surveys.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Kilbourne

Kilbourne

Titan Mining has begun work on further defining the Kilbourne graphite trend, a graphite exploration target hosted within the same stratigraphic sequence as ESM’s zinc mineralization. The host unit is Unit 2 of the lower marbles. Historic mapping and drilling have documented 8.2 km of strike length, to a depth of roughly 1 km from surface. Roughly 2.5 km of this strike length is within the affected area of the Empire State Mine and is covered by current permitting. The remaining strike length is securely within mineral rights held by ESM.

Exploration activities began in the third quarter of 2023 with surface trenching and channel sampling generating 99 samples and aiding in the identification of a bulk sample target (collected January 2024). Drilling began in the fourth quarter of 2023 and is projected to continue into the second quarter of 2024. To date, nine holes totalling 2,718 ft have been completed.

New Mexico

The Company began prospecting for base metals in an area of New Mexico in 2017. In 2018, the Company completed the first phase of its drilling program and was encouraged by the results. Annual claim maintenance fees have been renewed since allowing the Company to maintain control of the current land position while evaluating future exploration activities. No additional exploration activities were performed on the property during 2023.

TREND ANALYSIS

Selected Annual Information

	Year ended December 31,
	2023		2022			2021
Revenue		$52,086		$62,061			$55,594
Net income (loss) before tax		$(10,196)		$(870)			$754
Basic & diluted income (loss) per share		$(0.07)	$		$(0.01)		$0.11
Total assets		$52,762		$65,999			$77,625
Total non-current financial liabilities		$16,299		$45,185			$53,909
Dividends declared per share	C$	0.01	C$	0.04		C$	0.02

Summary of Quarterly Results

	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue ($)	10,911	15,481	8,952	16,742	13,945	14,025	20,128	13,963
Net income (loss) before tax ($)	(7,959)	501	(4,841)	1,103	(4,014)	(161)	5,924	(2,618)
Basic & diluted income (loss) per share ($)	(0.05)	-	(0.03)	0.01	(0.03)	-	0.04	(0.02)
Cash and cash equivalents ($)	5,031	4,319	2,895	7,411	6,720	13,568	11,021	3,236
Total assets ($)	52,762	59,060	59,951	67,916	65,999	78,199	78,497	74,755
Total liabilities ($)	55,032	55,528	56,513	58,953	55,486	62,147	59,095	60,352

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Seasonality has a limited impact on the Company’s operating results.

Total assets increased in the second quarter of 2022 mainly due to an increase of cash and cash equivalents and inventory, offset by decrease of trade and other receivables, other current assets, mineral properties, plant and equipment, and right-of-use assets. Total assets decreased in the third quarter of 2022 mainly due to a decrease of trade and other receivables, inventories, other current assets, mineral properties, plant and equipment, and right-of-use assets, partially offset by an increase of cash and cash equivalents, derivative asset, and restricted cash. Total assets decreased significantly in the fourth quarter of 2022 mainly due to a decrease of cash and cash equivalents, derivative asset, other current assets, mineral properties, plant and equipment, and right-of-use assets, partially offset by an increase of trade and other receivable and inventories.

Total assets increased in the first quarter of 2023, mainly due to increase of cash and cash equivalents, derivative asset, and other current assets, partially offset by decrease of trade and other receivables, inventories, mineral properties, plant and equipment, and right-of-use assets. Total assets decreased in the second quarter of 2023, mainly due to decrease of cash and cash equivalents, right-of-use assets, trade and other receivables, restricted cash, other assets, and mineral properties, plant and equipment, partially offset by increased of derivative asset, other current assets, and inventories. Total assets decreased in the third quarter of 2023, mainly due to decrease of mineral properties, plant and equipment, derivative asset and inventories, partially offset by increases of cash and cash equivalents, trade and other receivables, right-of-use assets, and other current assets. Total assets decreased in the fourth quarter of 2023 mainly due to a decrease of derivative asset, trade and other receivable, inventories, other current assets, mineral properties, plant and equipment, and right-of-use assets, partially offset by an increase of cash and cash equivalents.

Net loss turned to income in the second quarter of 2022 as a result of higher realized zinc prices and lower general and administration expenses and foreign exchange loss, partially offset by higher operating, exploration and evaluation expenses and interest and other finance expenses. Net income turned to net loss again in the third quarter of 2022 as a result of lower realized zinc prices and higher operating, depreciation and depletion, exploration and evaluation expenses, and general and administration expenses, partially offset by higher foreign exchange gain, gain on derivative, and lower interest and other finance expenses. Net loss increased further in the fourth quarter of 2022 as a result of lower realized zinc prices and higher operating expenses, exploration and evaluation expenses, share based compensation, interest and other finance expenses, general and administration expenses, unrealized loss on derivative, loss on Star Mountain settlement, and lower foreign exchange gain, partially offset by realized gain on derivative and gain on modification.

Net loss turned to net income in the first quarter of 2023 as a result of higher unrealized gain on derivative and foreign exchange gain, and absence of loss on Star Mountain settlement booked in the prior quarter, partially offset by lower realized gain on derivative, gain on loan modification, higher general and administration expenses and interest and other finance expenses. Net income turned to net loss in the second quarter of 2023 as a result of lower revenue and unrealized gain on derivative, higher foreign exchange loss, interest and other finance expenses, partially offset by lower exploration and evaluation expenses, general and administration expenses, and higher realized gain on derivative. Net loss turned to net income in the third quarter of 2023 as a result of higher revenue, lower cost of sales, higher realized gain on derivative, foreign exchange income and other income, partially offset by higher exploration and evaluation expenses, interest and other finance expenses, and higher unrealized loss on derivative. Net income turned to net loss again in the fourth quarter of 2023 as a result of lower revenue and unrealized loss on derivative, higher cost of sales, foreign exchange loss, interest and other finance expenses, general and administration expenses, partially offset by lower exploration and evaluation expenses, realized gain on derivative, and higher other income.

Cash and cash equivalents increased in the second quarter of 2022 as a result of an increase in zinc concentrate sold and a decrease of operating expenses and fewer capital additions at ESM. Cash and cash equivalents increased in the third quarter of 2022 as a result of higher working capital generated from trade and other receivables, inventories, and accounts payable and accrued liabilities, partially offset by a loss for the period and higher cash used in financing and investing activities. Cash and cash equivalents decreased significantly in the fourth quarter of 2022 as a result of lower working capital generated from trade and other receivables, inventories, accounts payable and accrued liabilities, and higher cash used in financing and investing activities.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Cash and cash equivalents increased in the first quarter of 2023 as a result of net cash provided in operating activities, and less cash spent on financing activities, partially offset by cash spent on capital assets. Cash and cash equivalents decreased in the second quarter of 2023 as a result of higher cash used in operating activities, partially offset by less cash spent on capital assets and more cash generated from financing activities. Cash and cash equivalents increased in the third quarter of 2023 as a result of more cash generated in operating activities, and less cash spent on capital assets, partially offset by more cash spent in financing activities. Cash and cash equivalents increased again in the fourth quarter of 2023 as a result of more cash generated in operating activities, and less cash spent on capital assets, partially offset by more cash spent in financing activities.

FINANCIAL REVIEW

Financial Results

($000’s)	Three months ended December 31	Year ended December 31
Net loss for the 2022 period	$4,014	$870
Decrease (increase) in components of income:
Revenues	3,034	9,975
Cost of sales	2,227	5,086
Other expenses (income)	(2,316)	(5,504)
Net loss for the 2023 period	$6,959	$10,427

During the year ended December 31, 2023, revenues decreased compared to the same period in 2022 as a result of higher zinc concentrate sold (2023 – 62.0 mlbs vs. 2022 – 51.1 mlbs) at a lower average provisional price (2023 - $1.19/lb vs. 2022 - $1.55/lb) and negative provisional and final pricing adjustments (2023 – negative $3,444 vs. 2022 – negative $2,851).

During the year ended December 31, 2023, cost of sales increased with the increased volume of tons milled and inflationary operating expenditure increases.

During the year ended December 31, 2023, other expenses decreased compared to the same period of 2022 due to decreases of exploration and evaluation expenses, professional fees, depreciation on ROU Assets, increases of other income, interest income, realized and unrealized gain on derivative, partially offset by increases of share based compensation, wages and benefits, office and administration expenses, interest and other finance expenses, and accretion expense and a decrease of foreign exchange income.

Revenue

	Three months ended December 31,			Year ended December 31,
($000’s)	2023	2022	Change	2023	2022	Change
Zinc concentrate sales	$15,637	$17,698	$(2,061)	$74,070	$78,957	$(4,887)
Zinc concentrate provisional pricing adjustments	(493)	(113)	(380)	(3,444)	(2,851)	(593)
Smelting and refining charges	(4,233)	(3,640)	(593)	(18,540)	(14,045)	(4,495)
Revenue, net	$10,911	$13,945	$(3,034)	$ 52 086	$62,061	$(9,975)

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Revenues were lower during the three months ended December 31, 2023 than the same period of 2022 due to zinc concentrate sold at a lower average provisional price. Revenues were lower during the year ended December 31, 2023 than the same period of 2022 due to zinc concentrate sold at a lower average provisional price. Specifically, revenues for the three months ended December 31, 2023 include sales of 13.9 million payable pounds of zinc (Q4 2022 – 13.0 million) at an average realized price per pound of $1.13 (Q4 2022 – $1.36). Revenues for the year ended December 31, 2023 include sales of 62.0 million payable pounds of zinc (2022 – 51.1 million) at an average realized price per pound of $1.19 (2022 – $1.55).

Cost of sales

	Three months ended December 31,			Year ended December 31,
($000’s)	2023	2022	Change	2023	2022	Change
Operating expenses	$10,949	$10,501	$448	$41,809	$40,662	$1,147
Transportation costs	810	829	(19)	3,618	3,191	427
Royalties	7	21	(14)	38	44	(6)
Depreciation and depletion	3,832	3,130	702	12,889	11,922	967
Change of inventory	17	(1,092)	1,109	1,309	(1,146)	2,455
Total	$15,615	$13,389	$2,226	$59,663	$54,673	$4,990

In the three months ended December 31, 2023, cost of sales increased compared to the same period in 2022 due to increases in operating expenses, depreciation and change of inventory. Operating expenses increased due to increased tons milled and inflationary operating expenditure increases. Depreciation and depletion expense increased comparatively due to increased tons mined, and acquisition of capital assets. Change of inventory increase is a result of the ending inventory level change due to timing differences of sales of zinc concentrate.

In the year ended December 31, 2023, cost of sales increased compared to the same period in 2022 due to inflationary increases in operating expenses and transportation costs. Depreciation and change of inventory also increased compared to the same period in 2022. The increase in operating expenses was due to a higher number of tons milled (2023- 446,000 tons vs. 2022 – 425,000 tons) and inflationary pressures. Depreciation and depletion expense increased comparatively due to a higher number of tons mined.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Other income

	Three months ended December 31,				Year ended December 31,
	2023	2022	Change	%	2023	2022	Change	%
G&A expenses:
Salaries and benefits	$223	$203	$20	10	$1,244	$1,166	78	7
Share-based compensation	58	114	(56)	(49)	351	174	177	>100
Professional fees	371	504	(133)	(26)	1,933	2,689	(756)	(28)
Office and administration	135	221	(86)	(39)	806	691	115	17
Investor relations	9	17	(8)	(47)	52	52	-	-
	$796	$1,059	$(263)	(25)	$4,386	$4,772	(386)	(8)
Exploration and evaluation (“E&E”) expenses:
Salaries and benefits	$172	$133	$39	29	$584	$475	109	23
Assay and analyses	17	37	(20)	(54)	158	142	16	11
Contractors and consultants	73	542	(469)	(87)	880	1,452	(572)	(39)
Other	121	81	40	49	281	235	46	20
	$383	$793	$(410)	(52)	$1,903	$2,304	(401)	(17)

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

G&A expenses for the three months ended December 31, 2023 have decreased 25% compared to the same period ended December 31, 2023 as a result of decreases in professional fees, share-based compensation, office and administration expenses, and investor relations, partially offset by increases of salaries and benefits.

G&A expenses for the year ended December 31, 2023 have decreased 8% compared to the same period ended December 31, 2022 as a result of decreases in professional fees, partially offset by increases of salaries and benefits, share-based compensation, and office and administration expenses.

E&E expenses for the three months ended December 31, 2023 decreased 52% compared to the same period in 2022 as a result of decreases in contractors and consultants, assay and analyses, and others, partially offset by increase of salaries and benefits.

E&E expenses for the year ended December 31, 2023 decreased 17% compared to the same period in 2022 as a result of a decrease in contractors and consultants, partially offset by increases of salaries and benefits, assay and analyses, and others.

Other expenses (income)

Three months ended December 31,				Year ended December 31,
2023	2022	Change	%	2023	2022	Change	%
$1,078	$2,720	$(1,642)	<(60)	$(3,670)	$1,182	$(4,852)	<(100)

For the three months ended December 31, 2023, other expenses decreased compared to the same period of 2022. The decrease was primarily due to increases in realized gains on derivative, and other income, partially offset by increases of interest and other finance expenses, accretion expense, foreign exchange loss, and decreases of interest income and unrealized loss on derivative.

For the year ended December 31, 2023, other expense decreased significantly compared to the same period of 2022. The decrease was primarily due to increases in realized and unrealized gains on derivative, interest income, and other income, partially offset by an increase of interest and other finance expenses, accretion expense, and decrease of foreign exchange gain.

LIQUIDITY AND CAPITAL RESOURCES

Credit Facilities

Bank of Nova Scotia

On May 31, 2019, the Company and the Lender amended the Company’s credit facility with Bank of Nova Scotia (the “BNS Credit Facility”) whereby the interest rate on the available credit was changed to LIBOR plus 2.25% or Bank of Nova Scotia’s base rate plus 1.25%.

On December 20, 2021 the Company and the Lender amended the BNS Credit Facility extend the maturity date to April 3, 2023.

On June 6, 2022 the Company repaid the balance of the BNS Credit Facility and associated interest and retired the loan.

Loan from Related Party

On November 30, 2018, the Company entered a credit agreement with a company controlled by Titan’s Executive Chairman, to establish a $18,710 subordinate general security credit facility. The initial advance of $3,710 bore interest at 8% per annum and advances on the subsequent $15,000 bore interest at a floating rate equal to 7% plus the greater of (i) LIBOR and (ii) 1%, per annum.

On December 20, 2021 the lender agreed to extend the term of the credit facility to April 5, 2023.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

On June 6, 2022 the Company repaid the balance of the Loan and associated interest and retired the loan.

National Bank of Canada

On June 6, 2022, the Company entered into a secured credit agreement for $40,000 (the “Credit Facility”) with National Bank of Canada. The Credit Facility is secured by a general charge on the assets of the Company, and was used to consolidate the Company’s existing loans with Bank of Nova Scotia and the Company’s Executive Chairman, and is available to the Company on a revolving basis to finance the working capital and general corporate requirements. In addition to the Credit Facility, National Bank provided the Company with an up to US$15 million treasury line enabling additional access to funds for future zinc Swap contract. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%;

●	The Company is required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum;

●	The original maturity date was December 6, 2023. The Credit Facility includes an annual extension option and, on December 20, 2022, the maturity date was extended to December 6, 2024.

●	The Credit Facility is subject to covenants that require the Company to maintain interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. At September 30, 2023 Titan was in breach of the covenants and obtained waiver from National Bank on covenants for the period of June 30, 2023 to January 19, 2024. In obtaining the waiver, the Company made a payment against the Credit Facility of $5,000 on November 1, 2023, and agreed to changes to the Credit Facility, reducing the available credit to $32,170, adding an additional covenant that requires the Company to have $3,000 of unrestricted cash at all times. Refer to note 24 of the Company’s Consolidated Financial Statements for The Years Ended December 31, 2023 and 2024 for additional disclosures related to covenant breaches.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the $40,000 amount at an annual rate of 1.125%. The guarantee was extended to December 6, 2024 concurrent with the extension of the maturity date of the Credit Facility. A total guarantee fee of $450 was accrued and paid in the year of 2023.

The Company withdrew an additional $5,900 on June 9, 2023, and made a payment of $5,000 on November 1, 2023. $nil of the Credit Facility was available to be withdrawn as of December 31, 2023.

Promissory Note – November 1, 2023

To remain compliant with the financial covenants under the Credit Facility with National Bank of Canada the Company made a $5,000 payment against the principal amount of the Credit Facility on November 1, 2023. In order to fund the payment to National Bank, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”). Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

On November 1, 2023, the Company paid a loan initiation fee of $350 and issued 6,000,000 warrants to a company controlled by Titan’s Executive Chairman pursuant to the Loan. The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

The Company accrued interest of $85 in the year 2023. Both the borrowing cost and Loan Initiation Fee was amortized during the year, and the balance was $610 as of December 31, 2023. As the Company is in breach of its covenants of the Credit Facility, therefore, the Promissory Note has been classified as current.

Financial Condition

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$5,031	$6,720
Total debt	$35,779	$30,032
Net debt (cash)(1)	$30,748	$23,312
Working capital	$(23,512)	$7,289

(1)	Net debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to a similar financial measure disclosed by other issuers. See “Non-GAAP performance measures” of this MD&A for a discussion of non-GAAP performance measures.

Cash and cash equivalents as at December 31, 2023 decreased by $1,689 compared to December 31, 2022. Lower cash was generated from positive operating cash flows before changes in working capital of $6,085 during the year ended December 31, 2023 (2022 –$15,055), and cash outflow from changes in non-cash working capital of $5,569 (2022 – cash inflow $612). Cash inflow related to financing activities was $567 (2022 – negative $10,873). The Company received proceeds from National Bank and warrant exercises, partially offset by principal repayment and interest payments of bank indebtedness, payments of lease liabilities, and dividends paid. Additional spending related to investing activities of $2,647 (2022 - $4,309) and the effect of foreign exchange of negative $28 (2022 – $194) on cash and cash equivalents.

At December 31, 2023, the Company’s debt was comprised of a loan from the Credit Facility of $31,655 and a loan from related party of $4,124. The Company accrued interest of $3,054 and amortized borrowing cost of $720 related to the Credit Facility, and accrued interest of $84 and amortized borrowing cost of $35 related to the related party loan for the year ended December 31, 2023.

Working capital decreased for the year ended December 31, 2023 compared to December 31, 2022 as a result of total debt were classified as current instead of long term in 2022.

Cash Flows

	Year Ended December 31,
	2023	2022	Change
Operating cash flows before changes in working capital	$6,085	$15,055	$(8,970)
Changes in working capital	(5,666)	612	(6,278)
Net cash flows generated by (used in) operating activities	419	15,667	(15,248)
Net cash flows generated by (used in) financing activities	567	(10,873)	11,440
Net cash flows generated by (used in) investing activities	(2,647)	(4,309)	1,662
	$(1,661)	$485	$(2,146)

Net cash flows generated from operating activities were lower in the year of 2023 than in 2022 as a result of less cash generated from increased zinc pounds sold at a lower average concentrate zinc price compared with prior year, higher cash used from inventories, unrealized gain on derivative, accounts payable and accrued liabilities, and cash settlement for Star Mountain, partially offset by higher cash flows generated in release of restricted cash and less trade and other receivable. A discussion of the changes from period to period is set out above under “Financial Results” and “Other Operating Expenses”.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Net cash flows used in investing activities in the year ended December 31, 2023 were lower compared with the year 2022 as the Company spent less on capital equipment.

Net cash flows generated in financing activities during the year ended December 31, 2023 reflect $5,900 of bank indebtedness proceeds, $5,000 of related party loan proceeds, $130 of warrant exercise proceeds, $1,978 of dividends paid, $3,035 of interest payments, $85 of payment of lease liabilities, and $15 of repayment of equipment loans. For comparison, Net cash flows used in financing activities by the Company in the same period in 2022 reflect $35,779 of bank indebtedness proceeds, $8,000 of bank indebtedness repayment, $20,710 of related party loan repayment, $4,104 of dividends paid, $8,211 of associated interest payments, $421 of payments made on lease liabilities, and $6 of repayment of equipment loans.

Capital Expenditures

The Company invested $2,647 in capital assets in the year ended December 31, 2023 compared to $4,309 capital expenditures made in the same period of 2022. A new telehandler, a scissor truck, a weasel drill, two transformers, a scooptram, and a service hoist were added to the mobile equipment fleet and additional expenditures were made on development of the Turnpike, primarily road building.

Liquidity

As at December 31, 2023, the Company had total liquidity of $5,031 in cash and cash equivalents. The Company had working capital of negative $23,512 and a deficit of $68,328. For the year ended December 31, 2023, the Company had positive operating cash flows before changes in working capital of $6,085 and a net loss of $10,196. On June 14, 2023, the Company announced that it temporarily suspended the payment of its quarterly dividend in order to preserve capital and strengthen its balance sheet as it navigates the downturn in zinc prices. The Company continues to monitor zinc prices and the impact on financial covenants associated with the Credit Facility.

As at December 31, 2022, the Company had total liquidity of $6,720 in cash and cash equivalents and $8,730 undrawn on its Credit Facility with National Bank of Canada. The Company had working capital of $7,289 and a deficit of $57,067. For the year ended December 31, 2022, the Company had positive operating cash flows before changes in working capital of $15,055 and a net loss before tax of $870.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares and debt financing. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis.

At June 30, 2023, Titan was in breach of certain financial covenants under its Credit Facility. Titan obtained a waiver from National Bank on covenants for the period of June 30, 2023, to December 31, 2023. This waiver was subsequently extended to March 29, 2024. Based on its current forecast, the Company is likely to remain in breach of its covenants until such date. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, obtaining a further waiver from National Bank, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise necessary funds primarily through securing additional debt or equity in support of its business objectives. There can be no guarantees that a further waiver from National Bank, debt/equity financing or strategic alternative will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Contractual obligations and commitments

The Company’s contractual obligations and commitments as at December 31, 2023 and their approximate timing of payment are as follows:

	< 1 year	1 to 3 years	4 – 5 years	>5 years	Total
Debt:
Repayment of principal	$32,170	$5,000	$-	$-	$37,170
Repayment of interest	18	84	-	-	102
Leases	78	-	-	-	78
Reclamation and Remediation provision	-	-	-	16,299	16,299
	$32,266	$5,084	$-	$16,299	$53,649

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Securities

As of the date of this MD&A, the Company had 136,366,599 common shares issued, 17,642,856 warrants and 6,330,000 options outstanding.

FINANCIAL INSTRUMENT

a)	Carrying amount versus fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Lease liabilities	$76	$55	$192	$127
Bank indebtedness	$31,655	$32,087	$30,016	$31,115
Equipment loans	$-	$-	$16	$14
Loan from related party	$4,124	$5,061	$-	$-

Management assessed that the fair values of cash and cash equivalents, restricted cash, other current assets, other receivables, accounts payable, and dividends payable approximate their carrying amounts due to the short-term maturities of these instruments, and the fair value of acquisition obligations approximate their carrying value as they are non-interest bearing. Trade receivables subject to provisional pricing and derivative asset are already carried at fair value.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Fair values of the Company’s lease liabilities, bank indebtedness, equipment loans, and loan from related-party are determined by using discounted cash flow models that use discount rates that reflect the issuer’s borrowing rate as at the end of the reporting period. The fair value of the derivative asset is determined using discounted cash flow models that incorporate commodity forward prices, credit risk adjustments and discount rates.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs

All financial instruments measured at fair value use Level 2 valuation techniques.

There have been no transfers between fair value levels during the reporting period.

b) Derivatives

In August 2022, the Company entered into a Monthly Cash Settled LME Zinc Swap contract with National Bank of Canada for approximately 50% of the Company’s zinc production for the period of August 2022 to December 2022 at a price of $1.615 per pound of zinc.

For the year ended December 31, 2022, the Company recognized $1,733 of realized gain on settlement of swaps, and $473 of unrealized gains from changes in the fair value of open positions. This derivative asset shown in the statements of financial position at December 31, 2022 was received on January 2, 2023.

In the first quarter of 2023, the Company entered into a Monthly Cash Settled LME Zinc Swap contract with National Bank of Canada for approximately 30% of the Company’s zinc production for the period of February 01, 2023 to December 31, 2023 at a price of $1.55 per pound of zinc.

For the year ended December 31, 2023, the Company recognized $5,860 of realized gain on settlement of swaps, and $648 of unrealized gains from changes in the fair value of open positions.

RELATED PARTY TRANSACTIONS

Management company (Manco)

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the officed space rental agreement. The Company’s obligation for future rental payments on December 31, 2023 was approximately $206, determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

The Company was charged for the following with respect to this arrangement in the year ended December 31, 2023.

	Year ended December 31,
	2023	2022
Salaries and benefits	$482	$453
Office and other	193	177
Marketing and travel	16	27
	$691	$657

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, and Directors.

	As at December 31, 2023	As at December 31, 2022
Salaries and benefits	$761	$735
Consulting fees	422	269
Share-based compensation	309	147
Directors’ fees	219	219
	$1,711	$1,370

	December 31, 2023	December 31, 2022
Salaries and benefits payable	$416	$406
	$416	$406

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

Estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years.

These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

●	Estimated mineral resources;

●	Revenue recognition

●	Reclamation and remediation provision;

●	Impairment;

●	Fair value measurement

●	Determination of useful life of assets for depreciation purposes;

●	Share-based compensation;

●	Taxation

See note 3 of our 2023 annual audited consolidated financial statements for a detailed discussion of these accounting estimates and judgments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

The DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the interim filings are prepared and the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. The ICFR has been designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed, they may not prevent or detect misstatements on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the year ended December 31, 2023.

NOTES TO READER

Cautionary note regarding forward-looking information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to that Titan believes that the district surrounding ESM remains underexplored despite the long operating history of ESM; the nature, extent, location, and timing of future exploration and testing at ESM; that testing at targets prioritized for surface sampling, mapping and drilling occurs as scheduled, if at all; production guidance; anticipated head grade; anticipated zones that will be mined, and timing of such mining; exploration plans at the Kilbourne target and timing of such plans; that the Company continues to examine various financing options to bolster the Company’s treasury; that the Company may require additional funding in the next twelve months; and that the Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward looking statements and forward-looking statements are not guarantees of future results, performance or achievement. The Company has made assumptions based on or related to many of these risks, uncertainties and factors. These risks, uncertainties and factors include general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of zinc and other minerals; variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration, development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; delays in completion of exploration, development or construction activities; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits or obtain required licenses and permits in a timely manner; the ability to obtain financing on acceptable terms in a timely manner; contests over title to properties; risks of making a production decision at Turnpike (formerly Sphaleros) that is not based on a technical report; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business; and the factors discussed in the section entitled “Risks Factors” in the Company’s most recent annual information form filed on SEDAR+.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law.

Risk Factors

The Company’s activities and related results are subject to a number of different risks at any given time. Exploration and development of mineral resources involves a high degree of risk. A summary of the Company’s financial instruments risk exposure is provided in the Financial Instruments section of the Company’s 2023 Annual Financial Statements. The following are additional risk factors which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not fully comprehensive and that other risk factors may apply.

The Company has a limited operating history

The Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based. Further, its sole production mineral property, ESM’s #4 mine, was on care and maintenance since 2008 until recommencing operations in 2017. If the Company is unable to generate significant revenues from ESM’s #4 mine, it will not be able to earn profits or continue operations. There can be no assurance that the Company will be successful in ever achieving profitable operations. The Company has a limited operating history from which its business and prospects can be evaluated, and forecasts of any potential growth of the business of the Company are difficult to evaluate. The Company’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by single asset companies in the early stages of development, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Dependence on ESM’s #4 mine

The only mineral producing property the Company has is the ESM #4 mine. Because ESM’s #4 mine has a limited life based on mineral resource estimates, now that the Company has re-commenced production at ESM’s #4 mine, the Company will be required to replace and expand its mineral resources. In the absence of additional producing mineral projects, the Company will be solely dependent upon ESM’s #4 mine for its revenue and profits, if any, and the Company’s ability to maintain or increase its annual production will be dependent in significant part on its ability to expand its mineral resource base at ESM’s #4 mine and increase throughput at ESM’s #4 mine mill above its initially targeted rate.

There may be requirements for additional capital in the future

Any future mining, production, processing, development and exploration by the Company may require substantial additional financing, including capital for the continuation or expansion of mining operations at ESM’s #4 mine. Failure to obtain sufficient financing may result in delaying or indefinite postponement of the Company’s business plans. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. This uncertainty casts doubt about the Company’s ability to continue as a going concern.

Financial leverage and restrictive covenants may restrict our current and future operations

The Company and its subsidiaries have agreed to various restrictive covenants with its lenders under its existing loan arrangements including to maintain certain interest coverage and total leverage ratios, make payments of interest and principal when due, to conduct its operations subject to certain restrictions and to comply with restrictions governing current and future indebtedness.

These restrictions prohibit or limit the Company’s and its subsidiaries’ ability to, among other things, incur additional debt, provide guarantees for indebtedness, create liens, dispose of assets, liquidate, dissolve, wind up, or assign or surrender a material contract. These restrictions may restrict the Company’s ability to refinance its existing indebtedness. If the Company defaults in respect of its obligations under its loan arrangements, including without limitation servicing existing indebtedness, or if it is unable to refinance any such indebtedness, its lenders may be entitled to demand repayment and enforce their security against certain assets.

If there is any event of default under its existing loan arrangements, the principal amount owing, plus accrued and unpaid interest, may be declared immediately due and payable. If such an event occurs, or if any extended default under such agreements is ongoing, it could have a material negative impact on the Company financially.

In addition, the degree to which the Company and its subsidiaries are leveraged could have important consequences to shareholders, including: (i) the Company’s ability to obtain additional financing for working capital, capital expenditures, acquisitions or other project developments in the future may be limited; (ii) a significant portion of the Company’s cash flows from operations may be dedicated to the payment of the principal and interest on their indebtedness, thereby reducing funds available for future operations and flexibility to take advantage of business opportunities; (iii) the Company may be unable to refinance its existing indebtedness on terms favourable to the Company, if at all, and the consequences arising therefrom; and (iv) the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. The inability to meet these debt covenants or obtain lenders’ consent to carry out restricted activities could materially and adversely affect the business and results of operations of the Company.

At June 30, 2023, Titan was in breach of certain financial covenants under its Credit Facility. Titan obtained a waiver from National Bank on covenants for the period of June 30, 2023, to December 31, 2023. This waiver was subsequently extended to March 29, 2024. Based on its current forecast, the Company is likely to remain in breach of its covenants as at such date. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, obtaining a further waiver from National Bank, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise necessary funds primarily through securing additional debt or equity in support of its business objectives. There can be no guarantees that a further waiver from National Bank, debt/equity financing or strategic alternative will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Fluctuations in demand for, and prices of, zinc

As the Company’s sole source of revenue is the sale of zinc in separated and/or mixed form, changes in demand for, and the market price of, zinc are expected to have a significant effect on the Company’s revenues and results of operations. The value and price of the Common Shares and the Company’s financial results may be significantly adversely affected by declines in the prices of zinc. The price of zinc is influenced by many factors beyond the control of the Company. The level of interest rates, the rate of inflation, global and regional consumption patterns, the world supply of and demand for zinc, including zinc’s intermediate and end product uses, market behaviour of current supply sources for zinc and the variation in exchange rates can all cause significant fluctuations in prices of zinc. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The effect of these factors cannot be accurately predicted. The price of zinc and mineral commodities more generally has fluctuated widely in the past decade and future declines in the price of zinc received could cause commercial production to become uneconomic, thereby having a material adverse effect on the Company’s business and financial condition and the value and price of the Common Shares. ESM’s #4 mine was closed and placed on care and maintenance in the fall of 2008 in the face of a general economic turndown and resulting fall in zinc prices. The Company’s results of operations will also be heavily dependent on the costs of consumables, particularly fuel, energy, chemical reagents and other products which may be required to be used in future exploration, development, mining and treatment operations.

A prolonged or significant economic contraction worldwide could put further downward pressure on market prices of zinc. Protracted periods of low prices for zinc could significantly reduce revenues and the availability of required development funds in the future. This could impair asset values and reduce the Company’s mineral resources.

In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to supply and demand of zinc and ultimately to the broader markets. Strong prices for zinc may create economic pressure to identify or create alternate technologies using substitutes for zinc that ultimately could depress future long-term demand for zinc, and at the same time may incentivize development of otherwise marginal mining properties that would compete with the Company.

Ramping up mining operations

As Titan continues to ramp up commercial production, several risks remain for the Company, including: (i) Titan may encounter unforeseen obstacles or costs in operating the mine, some of which may be material and could cause Titan’s estimates of time and costs to ramp up production to be significantly understated, (ii) certain lower levels of the mine are considered unsafe, (iii) some equipment may be more unreliable as operations ramp-up, and (iv) production rates and ore grades may not be as predicted. Any of these factors may adversely affect Titan’s ability to ramp up commercial production and could place Titan in a position where it has insufficient cash resources to continue mining operations, or which could result in mining operations being uneconomic.

Limited Supplies, Supply Chain Disruptions, and Inflation

Our operations require skilled personnel and a supply of other resources, such as natural gas, diesel, oil and electricity. Supply may be interrupted due to a shortage or the scarce nature of inputs. Supply might also be interrupted due to transportation and logistics associated with government restrictions or regulations which delay importation of necessary items. COVID-19 has had a significant impact on global supply chains, which has impacted our ability to source supplies required for our operations and has increased the costs of those supplies. Global supply chains have been further strained by the current conflict between Russia and the Ukraine and could be strained further by any exacerbation of this conflict. Any interruptions to the procurement and supply of resources, or the availability of skilled personnel, as well as increasing rates of inflation, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Construction at Turnpike (formerly Sphaleros)

On January 25, 2023, the Company announced that it would begin construction of the Turnpike project. On August 11, 2023, the Company announced work at Turnpike was temporarily suspended in order to preserve cash. The Company is committed to investing in Turnpike when zinc prices recover. The production decision for the Turnpike project was not based on a feasibility study of mineral reserves, demonstrating economic and technical viability, and, as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will begin as anticipated or at all or that anticipated production costs will be achieved. Failure to commence production could have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs could have a material adverse impact on the Company’s cash flow and future profitability. No mining study has been completed in respect of the economic feasibility of the Turnpike project. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that the economic and technical viability of the Turnpike project will be realized.

The Company’s current production projections and cost estimates for ESM’s #4 mine may prove to be inaccurate

A reduction in the amount of, or a change in the timing of, the zinc production as compared to the Company’s current projections for ESM’s #4 mine may have a material adverse impact on the Company’s anticipated future cash flows. The actual effect of such a reduction of the Company’s cash flow from operations would depend on the quantity and timing of any such changes in production and on actual prices and costs. A change in the timing of these projected cash flows due to production shortfalls or labour disruptions would result in delays in receipt of such cash flows and in using such cash to fund operating activities and, as applicable, reduce debt levels or fund capital expenditures. This could result in the Company being required to raise additional equity capital or incur additional indebtedness to finance capital expenditures in the future.

The level of production and capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are subject to considerable uncertainties. Actual results of operations at ESM’s #4 mine are likely to differ from the Company’s current estimates, and these differences may be significant. Moreover, experience from actual mining or processing operations may identify new or unexpected conditions that could decrease production below, and/or increase capital and/or operating costs above, the current estimates. If actual results are less favourable than the Company currently estimates, the Company’s business, results from operations, financial condition and liquidity could be materially adversely affected.

Profitability of the Company

There can be no assurance that the Company’s business and strategy will enable it to become profitable or sustain profitability in future periods. The Company’s future operating results will depend on various factors, many of which are beyond the Company’s direct control, including the Company’s ability to develop its mining projects and commercialize its mineral resources, its ability to control its costs, the demand and price for zinc and general economic conditions. If the Company is unable to generate profits in the future, the market price of the Common Shares could decline.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Mining is inherently risky and subject to conditions or events beyond the Company’s control

The development and operation of a mine or mine property is inherently dangerous and involves many risks that the Company may not be able to overcome, including:

●	unusual or unexpected geological formations;

●	metallurgical and other processing problems;

●	metal losses;

●	environmental hazards;

●	power outages;

●	labour disruptions;

●	industrial accidents;

●	periodic interruptions due to inclement or hazardous weather conditions;

●	flooding, explosions, fire, rockfalls, rockbursts, cave-ins and landslides;

●	ground or soil conditions including seismic activity;

●	mechanical equipment and facility performance problems;

●	poor ventilation in all or part of ESM; and

●	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to the Company’s employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all, or it may choose not to insure against these risks. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies in the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by the Company’s insurance policies.

Mineral resource calculations are only estimates based on interpretation and assumptions

Any figures presented for mineral resources will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral resources. Until mineralized material is actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be recovered. In making determinations about whether to advance any of its projects to development, the Company must rely upon such estimated calculations as to the mineral resources and grades of mineralization on its properties.

The estimation of mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated mineral resources may have to be recalculated based on changes in mineral prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Company cannot provide assurance that mineralization can be mined and processed profitably.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

The Company’s mineral resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market price for zinc may render portions of the Company’s mineralization uneconomic and result in a reduction in reported mineral resources, which in turn could have a material adverse effect on the Company’s results of operations, financial condition or the market price of the Common Shares. The Company cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if the Company’s projects produce concentrate for which there is no market, this may have an impact on the economic model for ESM.

Production based on mineral resources

The Company based its production decision on the results of a preliminary economic assessment and not on a feasibility study of mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure which are associated with this production decision. These risks, among others, include areas that would be analysed in more detail in a feasibility study, such as applying deeper economic analysis to mineral reserves and mineral resources, more detailed metallurgy and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

Uncertainty exists related to inferred mineral resources

There is a risk that inferred mineral resources referred to in the ESM Technical Report cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty related to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to mineral resources with sufficient geological continuity to constitute mineral reserves as a result of continued exploration and economic evaluation.

Title

There is no guarantee that the Company’s title to its properties will not be challenged or impugned. The Company’s claims may be subject to prior unregistered agreements or transfers and title may be affected by unidentified or unknown defects. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

The Company may experience difficulty attracting and retaining qualified management and employees to sustain and grow its business

The Company is dependent on the services of key executives and its skilled employees to advance its corporate objectives and to identify new opportunities for growth and funding. The loss of any executive of the Company and the Company’s inability to attract and retain a suitable replacement, or additional highly skilled employees required for the Company’s activities, would have a material adverse effect on the Company’s business and financial condition.

Competition

The Company competes with other mining companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities or are further advanced in their development or are significantly larger and have access to mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If the Company requires and is unsuccessful in acquiring additional mineral properties or qualified personnel, the Company will not be able to grow at the rate it desires, or at all.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Significant governmental regulations

The Company’s mining activities are subject to extensive federal, state and local laws, regulations and policies governing various matters, including:

●	environmental protection, including regulations with respect to processing concentrates;

●	the management and use of toxic substances and explosives;

●	the management of natural resources and land;

●	the exploration of mineral properties;

●	exports;

●	price controls;

●	taxation and mining royalties;

●	labour standards and occupational health and safety, including mine safety; and

●	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause the Company to incur additional expenses or capital expenditure restrictions, or suspensions of the Company’s activities and delays in the exploration and development of its properties.

Market events and general economic conditions

Adverse events in global financial markets can have profound impacts on the global economy. Many industries, including the zinc mining industry, are affected by these market conditions. Some of the key effects of the financial market turmoil experienced over the past decade include contraction in credit markets resulting in a spread of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability, financial liabilities and results of operations.

Environmental laws and regulations (including in respect of climate change)

All of the Company’s exploration, development and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, reclamation of lands disturbed by mining operations, and climate change. Environmental legislation is evolving and the general trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on the Company’s behalf and may cause material changes or delays in the Company’s intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, requiring the Company to re-evaluate those activities at that time. Non-compliance thereof may result in significant penalties, fines and/or sanctions imposed on the Company by the relevant environmental regulatory authority resulting in a material adverse effect on the Company’s reputation and results of its operations.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Threat of legal proceedings

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, civil claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal. The Company’s efforts to respond to the legal proceedings could result in a diversion of management time and attention from revenue-generating activities. There can be no assurances that these matters will not have a material adverse effect on the Company’s business. See “Title”, above and “Legal Proceedings”.

Rights, concessions and permits

The Company’s current and anticipated future operations, including further exploration, development and production on its mineral properties, including ESM’s #4 mine, require concessions and permits from various governmental authorities.

Obtaining or renewing governmental concessions and permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control. The Company cannot provide assurance that all rights, concessions and permits that it requires for its operations will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain or renew such required concessions and permits, or the expiry, revocation or failure to comply with the terms of any such concessions and permits that the Company has obtained, would adversely affect the Company’s business.

Social and environmental activism can have a negative effect on exploration, development and mining activities

There is an increasing level of public concern relating to the effects of mining on the natural landscape, on communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. Local communities in St. Lawrence County, NGOs or local community organizations could direct adverse publicity and/or disrupt the operations of the Company in respect of ESM or another of the Company’s properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Land reclamation requirements for the Company’s properties may be burdensome

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

●	control dispersion of potentially deleterious effluents; and

●	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with exploration, development and production activities, the Company must allocate financial resources that might otherwise be spent on exploration and contemplated development programs. If the Company is required to carry out unanticipated reclamation work or provide security for further reclamation work, the Company’s financial position could be adversely affected.

Tailings management facility and environmental reclamation

The embankment for the tailings management facility (“TMF”) at ESM’s #4 mine will need to be raised to fully contain the estimated tonnage for ESM’s#4 mine as set out in the current mine plan. The Company is not certain how the native surface of the TMF was prepared, what design features were included, what sub-surface conditions existed prior to construction or the material properties of the fill used for construction. If the Company is unable to complete the embankment raise at the TMF, or if the TMF were to subsequently breach, the Company would be required to delay or cease operations at ESM’s #4 mine for a significant period of time. This may also necessitate extensive response and rehabilitation activities. The Company may not receive approvals and consents necessary to proceed with the remaining rehabilitation plans in a timely manner. The Company cannot anticipate the timing and amount of the costs and the liabilities relating to any such TMF failure, or whether such failure would result in the Company being subject to regulatory charges or claims, fines and penalties or the potential quantum thereof.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Insurance

ESM’s #4 mine is subject to numerous risks and hazards. Such risks could result in personal injury, environmental damage, damage to and destruction of the facilities, delays in production and liability. For some of these risks, the Company maintains insurance to protect against these losses at levels consistent with industry practice. However, the Company may choose not to insure certain risks or may not be able to maintain current or desired levels of insurance coverage, particularly if there is a significant increase in the cost of premiums. The Company’s current policies may not cover all losses and the Company currently does not have specific coverage for environmental risk. Moreover, in the event that the Company is unable to fully pay for the cost of remedying damages, particularly environmental problems, the Company might be required to suspend or significantly curtail its activities or enter into other interim compliance measures.

Health & safety

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer.

There is no assurance that the Company has been or will at all times be in full compliance with all laws and regulations or hold, and be in full compliance with, all required health and safety permits. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

The Company is dependent on information technology systems

The Company’s operations depend, in part, upon information technology systems. The Company’s information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, computer viruses, security breaches, natural disasters, power loss and defects in design. Although to date the Company has not experienced any material losses relating to information technology system disruptions, damage or failure, there can be no assurance that it will not incur such losses in future. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of the Company’s systems and networks, any of which may result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Fixed zinc pricing arrangements

The Company has entered into fixed zinc pricing arrangements in respect of a material amount of its forecasted zinc production. The use of these arrangements involves certain inherent risks including the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions. In the event that such risks materialize, the Company’s future cash flows, profitability, results of operations and financial condition could be materially and adversely affected.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Conflicts of interest

Certain of the Company’s directors also serve or may serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration, development and production or mining-related activities, including in other companies involved in the exploration, development and production of zinc. To the extent that such other companies may participate in ventures in which the Company may participate, or in ventures which the Company may seek to participate in, the Company’s directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where the Company’s directors and officers have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

Risks inherent in acquisitions

The Company may actively pursue the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

●	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

●	ability to achieve identified and anticipated operating and financial synergies;

●	unanticipated costs;

●	diversion of management’s attention from existing business;

●	potential loss of the Company’s key employees or key employees of any business acquired;

●	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

●	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on its financial condition.

Labour and employment retention relations

Production at ESM’s #4 mine will be dependent upon the ability of the Company to hire qualified employees and to maintain good relations with its employees. In addition, relations between the Company and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in the United States. Adverse changes in such legislation or in the relationship between the Company and its employees or the ability to attract employees to ESM’s #4 mine may have a negative impact on the Company’s business, results of operations and financial condition.

Anti-corruption and bribery regulation, including the Canadian Extractive Sector Transparency Measures Act (“ESTMA”) reporting

The Company is required to comply with anti-corruption and anti-bribery laws in Canada and the United States. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment of companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although the Company has adopted a Code of Conduct that addresses these matters, no assurance can be given that the Company, or its employees, contractors or third-party agents will comply strictly with such laws. If the Company is the subject of an enforcement action or in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company’s reputation and results of its operations.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

In addition, ESTMA requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment over C$100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent). The Company commenced reporting in 2017. If the Company finds itself subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on its reputation.

Infrastructure

Mining, processing, development and exploration activities depend on the availability of adequate infrastructure. Reliable roads, bridges and power sources are important factors that affect capital and operating costs. Sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Enforceability of judgments

Certain directors of the Company reside outside of Canada. As a result, holders of Common Shares may not be able to effect service of process within Canada to such directors, or to enforce Canadian court judgments obtained against such directors in jurisdictions outside of Canada, including those predicated upon the civil liability provisions of applicable Canadian securities laws. Furthermore, it may be difficult for the holders of Common Shares to enforce, in original actions brought in courts in jurisdictions outside of Canada, liabilities predicated upon Canadian securities laws.

Global Outbreaks and Coronavirus

The Company’s business could be significantly adversely affected by the effects of any widespread global outbreak of contagious disease. A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downtown that could affect demand for the Company’s products and likely impact operating results.

Russia-Ukraine Conflict

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom and European Union issued broad-ranging economic sanctions against Russia. Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets. As a result, the Company’s business, financial condition, and results of operations may be negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Qualified Person

The technical and scientific information in this MD&A has been reviewed and approved by Donald R. Taylor, MSc., PG, President and Chief Executive Officer of the Company, a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (registered member #4029597).

For additional information, please see the technical report titled “Empire State Mines 2021 NI 43-101 Technical Report (Amended) with an effective date of February 24, 2021, filed on SEDAR+ at www.sedarplus.ca.

For additional information related to the Kilbourne target, see the Company’s news release titled, “Titan Mining Announces Significant Graphite Discovery at Empire State Mines in Upstate New York, USA” dated October 23, 2023.

Non-GAAP performance measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-In Sustaining Cost (AISC)

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

	Three months ended December 31,				Year ended December 31,
	2023		2022		2023		2022
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		13.9		13.0		62.0		51.1
Operating expenses and selling costs	$11,783	$0.85	$10,259	$0.78	$46,774	$0.75	$42,752	$0.83
Concentrate smelting and refining costs	4,232	0.31	3,639	0.28	18,540	0.30	14,045	0.28
Total C1 cash cost	$16,015	$1.16	$13,898	$1.06	$65,314	$1.05	$56,797	$1.11
Sustaining Capital Expenditures	86	0.01	229	$.02	2,029	0.03	2,372	0.05
AISC	$16,101	$1.17	$14,127	$1.08	$67,343	$1.08	$59,169	$1.16

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Year ended December 31, 2023	Year ended December 31, 2022
Sustaining capital expenditures	$2,029	$2,372
Expansionary capital expenditures	618	2,237
Additions to mineral, properties, plant and equipment	$2,647	$4,609

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	Year ended December 31,	Year ended December 31,
	2023	2022
Current portion of debt	$35,779	$176
Non-current portion of debt	-	29,856
Total debt	$35,779	$30,032
Less: Cash and cash equivalents	(5,031)	(6,720)
Net debt	$30,748	$23,312

Free Cash Flow

	Year ended December 31,	Year ended December 31,
	2023	2022
Net cash provided by operating activities	$419	$15,667
Less: Capital expenditures	(2,647)	(4,309)
Free cash flow	$(2,228)	$11,358

Page 33